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                                                                     EXHIBIT 2.3

Friday, January 07, 2000


Paul A. Toretta
Don F. Dwyer
Residual Technologies
55 Old Field Point Road
Greenwich, CT  06830

Subject:   Termination Extensions

================================================================================

Dear Paul and Don:

     This letter (the "Letter Agreement") is intended to amend the following agreements:

          o Purchase and Sale Agreement (the "Sale Agreement"), dated as of October 20, 1999, by and among Synagro Technologies, Inc. (the "Purchaser"), Paul A. Toretta, Eileen Toretta as Trustee of the Paul A. Toretta 1998 GRAT (the "GRAT"), Frances A. Guerrera, Frances A. Guerrera as Executrix of the Estate of Richard J. Guerrera, and Frances A. Guerrera and Robert Dionne as Co-Trustees of the Richard J. Guerrera Revocable Trust Under Agreement dated November 2, 1998 (collectively, the "Shareholders"), and

          o Agreement and Plan of Merger (the "Merger Agreement"), dated October 20, 1999, by and among Synagro Technologies, Inc., ResTec Acquisition Corp., New England Treatment Company, Inc. ("NETCO"), Paul A. Toretta, Frances A. Guerrera, Frances A. Guerrera, Frances A. Guerrera as Executrix of the Estate of Richard J. Guerrera, and Frances A. Guerrera and Robert Dionne as Co-Trustees of the Richard J. Guerrera Revocable Trust Under Agreement dated November 2, 1998

     This Letter Agreement is to confirm and give effect to the following agreements between the Purchaser and the Shareholders:


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          1. The optional extension date of December 31, 1999 set forth in
     Section 9.4 of the Sale Agreement and Section 9.4 of the Merger Agreement, including the obligation to pay the $300,000 breakup fee referred to therein, is hereby extended to January 31, 2000. It is anticipated that the actual closings of the Sale Agreement and the Merger Agreement will take place during the week of January 10, 2000.

          In consideration for this extension, the Purchaser and the Shareholders agree to the following:

          2. It is hereby agreed that the number of shares of Parent Common Stock to be issued in accordance with Section 3.1(a)(i) of the Merger Agreement shall be fixed at 325,000. However, this number shall be reduced by the amount of any Indebtedness that NETCO has at closing and the amount, if any, by which NETCO's Net Working Capital as of closing is less than $910,000. The reduction in shares shall be calculated by dividing the sum of NETCO's Indebtedness at closing and the shortfall in Net Working Capital by 6.1538. It is also agreed that (i) the "amount of cash and liabilities" in Section 3.3(d) of the Merger Agreement shall be changed to $910,000 from $260,000, (ii) the "amount of cash and liabilities" in Section 3.3(d) of the Sale Agreement shall be changed to $400,000 from $1,050,000, and (iii) the "Net Working Capital" amount in Section 3.2(i) of the Sale Agreement shall be changed to $490,000 from $1,140,000.

          3. The Purchaser agrees to permit NETCO to issue shares of its nonvoting common stock to Janet Cordano, Mark McCormick, and Terry Szczesiul, in lieu of a portion of the bonus payments otherwise payable to such employees in connection with the consummation of the transactions contemplated by the Merger Agreement. These shares of nonvoting common stock shall be subject to exchange pursuant to the terms of the Merger Agreement on a pro rata basis.

          4. Section 3.2(i) of the Sale Agreement shall be amended to increase the initial cash amount to Forty-Four Million Six Hundred Thousand Dollars ($44,600,000) to reflect the parties' estimate of the difference in the tax payable by the Shareholders as a result of closing the Sale Agreement and the Merger Agreement in 2000 rather than in 1999 (the "Tax Payment"). If the actual Tax Payment is less than $600,000, the Shareholders shall remit such excess to the Purchaser.


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          5. The Purchaser agrees, if requested by Mr. Toretta, to work with
     GTCR Golder Rauner, LLC to provide a $3 million loan to Mr. Toretta and the GRAT three days prior to the closing day for payment of bonuses to selected ResTec employees. The loan shall be repaid prior to funding the Sale Agreement or shall be netted against the cash consideration due under the Sale Agreement.

          6. Section 2(e) of the Covenant Not to Compete Agreement to be entered into by Mr. Toretta and the Purchaser shall be amended to read, in its entirety, as follows:

               (e) "Business" means the management of municipal sewage sludge, including, but not limited to, the collection, treatment, transportation, land application, incineration, disposal, and/or composting of such municipal sewage sludge.

          7. Notwithstanding Section 7.14 of the Sale Agreement and Section 7.14 of the Merger Agreement, the Shareholders and NETCO may deliver updates to the Disclosure Schedules to the Sale Agreement and Merger Agreement at least through January 17, 2000.

          8. The Purchaser hereby consents to ResTec's transfer of its recently acquired centrifuges to NETCO.

          9. The Purchaser hereby consents to Providence Soils, LLC's entry into agreements with the Rhode Island Resource Recovery Corporation and the Narragansett Bay Commission for the construction and operation of a facility in Rhode Island.

          10. To the extent any provision in this Letter Agreement is inconsistent with the Sale Agreement or the Merger Agreement, this Letter Agreement shall control and shall constitute an amendment to those Agreements. As amended by this Letter Agreement, both the Sale Agreement and the Merger Agreement shall continue in full force and effect. Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in those Agreements.



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     Please indicate your agreement with the foregoing by executing this letter in the space provided below and returning it to me.


Synagro Technologies, Inc.



   /s/ Mark A. Rome
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By:  Mark A. Rome, Executive Vice President




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ACCEPTED AND AGREED TO:


   /s/ Paul A. Toretta
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Paul A. Toretta, Individually


THE PAUL A. TORETTA 1998 GRAT



   /s/ Eileen Toretta
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Eileen Toretta, Trustee




THE RICHARD J. GUERRERA REVOCABLE TRUST



/s/ Donald F. Dwyer for Frances A. Guerrera
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Frances A. Guerrera, Co-Trustee



/s/ Donald F. Dwyer for Robert Dionne
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Robert Dionne, Co-Trustee



THE ESTATE OF RICHARD J. GUERRERA


/s/ Donald F. Dwyer for Frances A. Guerrera
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Frances A. Guerrera, Executrix



/s/ Donald F. Dwyer for Frances A. Guerrera
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Francis A. Guerrera, Individually